FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                 For 12 May 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X| Form 40-F ____


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes             No     |X|
                         -------


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.

Enclosures:

London Stock Exchange - Regulatory            8 May  2003                  4 inc
announcement Directors Dealing



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

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

EBOOKERS PLC

2) NAME OF DIRECTOR

DINESH DHAMIJA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS NAMED IN 2

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

TRANSFER OF 556,564 SHARES HELD IN HIS OWN NAME TO FLIGHTBOOKERS INVESTMENTS LIMITED (SEE NOTE 15 BELOW)


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

7) Number of shares/amount of

stock acquired

N/A

8) % of issued Class

NEGLIGIBLE

9) Number of shares/amount

of stock disposed

556,564 SHARES TRANSFERRED

10) % of issued Class

NEGLIGIBLE

11) Class of security

ORDINARY SHARES OF 14P EACH

12) Price per share

GIFT

13) Date of transaction

7 MAY 2003

14) Date company informed

7 MAY 2003

15) Total holding following this notification

26,985,700 (AS A RESULT OF HIS INTEREST UNDER A TRUST WHICH CONTROLS FLIGHTBOOKERS INVESTMENTS LIMITED, DINESH DHAMIJA HAS AN INTEREST IN THE 26,985,700 SHARES HELD BY FLIGHTBOOKERS INVESTMENTS LIMITED).


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

16) Total percentage holding of issued class following this notification

42.56%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE

COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

N/A


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

24) Name of contact and telephone number for queries

HELEN O'BYRNE, COMPANY SECRETARY - 020 7489 2208

25) Name and signature of authorised company official responsible for making this notification

HELEN O'BYRNE, COMPANY SECRETARY

Date of Notification 8 MAY 2003



END




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ebookers plc


Dated:  May 12 2003                     /s/ Helen O'Byrne
                                        -----------------
                                        Helen O'Byrne
                                        Company Secretary

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